06011926

WOODSIDE

RECEIVED

2006 MAR 28 A. 11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 March 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Australian Stock Exchange ("ASX") release, lodged with the ASX on:

- 16 March 2006:
  - Woodside selects site for OceanWay secure energy proposal

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

Dlw 3/28

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9214 2728

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 16 MARCH 2006
6:30AM (WST)

MEDIA
ROGER MARTIN
W: + 61 8 [illegible] 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
CRAIG DETTMAN
W: + 61 8 9348 4067
M: + 61 409 371 400
E: craig.dettman@woodside.com.au

WOODSIDE SELECTS SITE FOR OCEANWAY SECURE ENERGY PROPOSAL

Woodside Petroleum Ltd. advises that its wholly owned subsidiary, Woodside Natural Gas Inc. issued the following public statement today in the United States.

FOR IMMEDIATE RELEASE

15 March 2006

WOODSIDE
NATURAL GAS

CONTACTS:

GREG LARSEN
916-491-4094 or 916-718-4590

WENDY MITCHELL
310-461-1395

WOODSIDE SELECTS SITE FOR OCEANWAY SECURE ENERGY PROPOSAL

Location is More Than 21 Miles Offshore from LAX;
No Terminal or Offshore Platform Needed

LOS ANGELES -- Woodside Natural Gas Inc. today announced that its proposed OceanWay Secure Energy project, a state-of-the-art process for safely delivering affordable Australian natural gas to help meet California's growing energy needs, will be more than 20 miles (32km) off the coast of Los Angeles.

OceanWay will not need the construction of an LNG terminal onshore, or an offshore platform.

Instead, gas will be delivered from specially designed ships through an undersea pipeline to existing gas pipeline facilities in an industrial area near Los Angeles International Airport (LAX), with little or no disruption to residential neighborhoods.

The process of converting LNG to regular natural gas begins onboard the ship, which connects to an underwater buoy, facilitating a secure connection to OceanWay's undersea pipeline and then is proposed to be connected to the Southern California Gas Company system.

"Providing a safe, reliable and affordable natural gas supply to Southern California is the number one goal of the OceanWay proposal," said the president of Woodside Natural Gas, Jane Cutler.

"Woodside has the experience, expertise and gas reserves required to succeed in this vital endeavor and is committed to working with regulators, policy makers and local communities to achieve this goal."

"One of the biggest advantages of Woodside's proposal is delivering natural gas in an environmentally sensitive manner."

"The technologically advanced ships we use are specifically engineered for the delivery of LNG and they eliminate the need for an onshore terminal or an offshore platform."

Ms Cutler said ocean views would not be affected because the proposal had no surface terminal.

"When a ship is delivering natural gas it will be over 20 miles offshore, over five miles beyond commercial shipping lanes and barely visible even on the clearest of days," Ms. Cutler said. "The rest of the time, only a small marker will be on the surface of the water."

Under Woodside's proposal, the undersea pipeline will come ashore below ground in the industrial area next to LAX. The location is near the same industrial strip as the Los Angeles Department of Public Works' Hyperion sewage treatment facility, the Scattergood power plant and the Chevron oil refinery. The onshore receiving facilities for OceanWay will be minimal.

Ms. Cutler said Woodside had three critical criteria in mind when choosing a site for the OceanWay proposal.

"These were to minimize environmental disturbance, to maximize the distance from residential areas, and to ensure the site is a sufficient distance from shipping lanes and marine preserves," she said.

"With our buoy placed so far offshore and no terminal, our pipeline completely undersea and underground, and our landfall point within the LAX industrial area, we believe our proposal meets those requirements."

Woodside is now beginning the permit application process and will seek approval from federal, state, and local agencies, including the U.S. Coast Guard, California State Lands Commission and California Coastal Commission, before the proposal proceeds. Woodside will also run an extensive community outreach program.

Woodside Natural Gas Inc is a wholly owned member of the group of companies owned by Woodside Petroleum Ltd. Woodside is Australia's largest publicly listed independent energy company (market capitalization US$19 billion), and one of Australia's most successful explorers, developers and producers of natural gas. In Australia, Woodside operates the world-class North West Shelf Venture resource development, where it has developed a global reputation for reliable, safe and efficient delivery of liquefied natural gas.

Web: For additional information and maps, please visit our website at www.oceanwaysecureenergy.com



Simi Valley
Camarillo
Thousand Oaks
Oxnard
Malibu
Point Dume
Santa Monica
Hollywood
LAX
Los Angeles
Long Beach / Santa Ana
Manhattan Beach
Palos Verdes Estates
Palos Verdes Peninsula
Long Beach
Santa Monica Bay
21.8 Miles from Project Center
26.3 Miles from Project Center
23.5 Miles from Project Center
6.8 Miles from Project Center
Shipping Lane
Separation Zone
Shipping Lane
Project Site
Santa Barbara Island
Santa Catalina Island
Gulf of Santa Catalina
San Pedro Basin
Santa Monica Basin
Locus Map
Oregon
Idaho
Nevada
Utah
California
Arizona
Pacific Ocean
Legend
Proposed Landfall
Proposed Offshore Pipeline
Distance Rings from Proposed Site
Buoy Location
Public Lands - Parks & Refuges
Urban Areas
County Boundary
Major Roads
Base Map: NOAA Nautical Chart 18740
USGS 100K scale elevation model.
Miles
Kilometers
Project Location
OceanWay Secure Energy Project
Date: March 2006
Map 1
WOODSIDE
ENSR | AECOM
Y:\Projects\Woodside_Energy\MXD\Woodside_Public_Relations\Project_Location.mxd